November 3, 2005
Charito A. Mittelman, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Ms. Mittelman:
     This letter is intended to assist you in the review of the registration statement filed on Form S-11 by Asset Capital Corporation, Inc. (the “Company”) on October 18, 2005, Registration No. 333-129087 (the “IPO Registration Statement”).
Organizational Structure and the Formation Transactions
     The Company was formed on March 30, 2005 as a Maryland Corporation and is a holding company (C- Corporation), structured similar to an UPREIT. The Company owns a majority interest in a newly formed operating partnership, Asset Capital Partners, L.P. (the “Operating Partnership”). The Company controls the Operating Partnership through a 100% ownership interest in the sole general partner of the Operating Partnership. The Operating Partnership operates the day-to-day business of the Company and holds or, upon acquisition or contribution, will hold membership interests in several limited liability companies that (i) own and operate commercial office buildings; (ii) own other investments; or (iii) operate other related businesses.
     The Company was formed to continue the business of Asset Capital Corporation, L.L.C. (“ACC”). The founders of ACC (the “Founders”) have owned since ACC’s inception and continue to own 100% of the ownership interests in ACC and are also directors, officers and minority shareholders of the Company. In addition to ACC, the Founders have owned since their inception and continue to own 100% of the ownership interests in two limited liability companies, Asset Capital Management, LLC and ARV/ACC Engineering LLC (together with ACC, the “ACC Entities”), that provide asset and property management and engineering services to the LLCs.

Ms. Charito A. Mittleman, Esq.
November 3, 2005

     ACC, the Founders and certain of their affiliates, along with outside investors, have held and currently hold membership interests in several limited liability companies (the “LLCs”) that own various office buildings located in and around the greater metropolitan Washington, D.C. area. ACC either has served or currently serves as the managing member for five of the LLCs.
     In connection with the formation of the Company, the following assets either have been or will be contributed or assigned to the Company from the holders of the LLCs and the ACC Entities (the “Formation Transactions”):
•	100% ownership interest in five of the LLCs;
•	a non-controlling interest in another LLC, which we refer to in the IPO Registration Statement as a structured real estate investment; and
•	purchase, management and engineering contracts as well a certain office furniture and sundry assets previously owned by the ACC Entities.
     In June and July 2005, in connection with the formation of the Company, the Company raised aggregate net proceeds of approximately $78.9 million from the sale of its common stock in two private placement transactions. In connection with the private placements, the fair value of the assets contributed or assigned to the Company in the Formation Transactions were established for the purpose of allocating shares of common stock of the Company to the contributors and assignors of these assets and for the purpose of determining cash buy-outs for any contributor or assignor not wishing or not eligible to receive shares of common stock for their ownership interests in the LLCs. In order to be eligible to receive shares of the Company’s common stock as consideration for their contribution or assignment of assets to the Company in the Formation Transactions, the contributors or assignors had to be accredited investors, among other requirements.
     On June 30, 2005, contemporaneous with the closing of the Company’s June 2005 private placement, the purchase, management and engineering contracts as well as certain office furniture and sundry assets previously owned by the ACC Entities were assigned to the Company. However, the contribution of the ownership interests in the LLCs was not completed at that time. To complete the contribution of the ownership interests in the LLCs, lender consent was required to the assignment of existing loans on the properties owned by the LLCs to the Company, and these consents had not yet been received as of June 30, 2005. The contribution of the ownership interests in two of the LLCs was completed in August and September 2005, and the ownership interests in the remaining LLCs are expected to be contributed before the effective date of the IPO Registration Statement.
     Since the closing of the private placement, the Company has acquired four additional properties from unrelated parties and has a contract to purchase an additional property.

Ms. Charito A. Mittleman, Esq.
November 3, 2005

Accounting Treatment of the Formation Transactions
     The assignment of the purchase, management and engineering contracts as well certain office furniture and sundry assets previously owned by the ACC Entities to the Company has been accounted for as a reorganization of entities under common control in accordance with FAS 141, D-11, Transactions between Entities under Common Control. Because the ACC Entities are wholly owned by the Founders and, prior to completion of the private placement in June 2005, the Company was controlled by the Founders, as of June 30, 2005 the ACC Entities and the Company were considered entities under common control in accordance with FAS 141 D-12. Therefore, the assignment of the contracts by the ACC Entities to the Company (which are considered businesses) was accounted for at carryover basis and the balance sheets and statements of operations of the Company were retroactively restated to reflect the assignment of the contracts and assets.
     As of June 30, 2005, there was no accounting recognition by the Company of the contracts to acquire the interests in the LLCs. The Company has disclosed these contracts in its notes to the financial statements as commitments. The ownership interest in the LLCs has been and will be reflected in the financial statements labeled “Assets Controlled by our Founders” until they are contributed to the Company. As the ownership interests of these LLCs are contributed, the Company will account for each contribution as a purchase under FAS 141, D-13, The Purchase of a Minority Interest. Accordingly, the managing member’s interests will be accounted for at carryover basis and the non-controlling investors’ interests (which include interests held individually by each of the Founders) will be recorded at fair value. Whenever the ownership interests in an LLC are contributed to the Company, the financial statements of the Company and the Assets Controlled by our Founders will be retroactively restated to reflect the removal of the financial information of such LLC from the financial statements of the Assets Controlled by our Founders and the addition of the financial information of such LLC to the financial statements of the Company.
     The Company expects that the first amendment to the IPO Registration Statement will reflect the contribution of all the ownership interests in the LLCs. The financial statements of the Company at that point in time will be restated to retroactively reflect the contribution of the ownership interests in all the LLCs (and there will no longer be financial statements of the Assets Controlled by our Founders).
Financial Statements Included
     As the registrant, the Company has provided the audited balance sheets of the Company as of December 31, 2004 and 2003 and the results of operations for

Ms. Charito A. Mittleman, Esq.
November 3, 2005

each of the three years ended December 31, 2004. The Company has also presented the unaudited interim period financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004. The financial statements of the Company reflect the businesses, contracts and assets related to the purchase, management and engineering contracts as well as certain office furniture and sundry assets previously owned by the ACC Entities that were assigned to the Company on June 30, 2005.
     Since the LLCs are under common management, the Company considers the acquisitions of the ownership interests in the LLCs to be a single business acquisition under Rule 3-05 of Regulation S-X. The combined financial statements of the LLCs are included in the financial statements labeled “Assets Controlled by our Founders.” The registrant has provided the audited balance sheets of the Assets Controlled by our Founders as of December 31, 2004 and 2003 and the results of operations for each of the three years ended December 31, 2004 as well as the unaudited interim period financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004.
Accounting Treatment Related to Certain Significant Properties
     Properties owned by two of the six LLCs, Second Pidgeon LLC and Commerce Center I L.L.C., were purchased during 2004. The results of operations of these two properties were included in the combined statement of operations of the Assets Controlled by our Founders for less than one year. The Company has determined that the property owned by Commerce Center I L.L.C. did not meet the definition of “significant” in accordance with Rule 3-14 of Regulation S-X. As a result, audited financial statements for this property are not included in the IPO Registration Statement. The property owned by Second Pidgeon LLC was acquired in December 2004. No audited financial statements for any period prior to the date of acquisition are available. Therefore, the Company has included an audited statement of certain revenues and expenses for the nine months ended September 30, 2005. The Company believes that this statement meets the requirements of Rule 3-14 of Regulation S-X based upon the level of significance of this acquisition and that nine months information is adequate to meet the annual financial statement requirement.
     As of the date of the IPO Registration Statement, the Company had acquired or identified to be acquired three properties from unrelated third parties subsequent to June 30, 2005 as follows:
•	Executive Tower — acquired in July 2005;

•	The Maryland Medical Office Portfolio (a portfolio that includes three properties) — acquired in August 2005; and

•	Pinewood Plaza — identified to be acquired.

Ms. Charito A. Mittleman, Esq.
November 3, 2005

For each of these transactions, the Company has included an audited statement of certain revenues and expenses for the year ended December 31, 2004 and an unaudited statement of certain revenues and expenses for the six months ended June 30, 2005 in accordance with Rule 3-14 of Regulation S-X.
     If you wish to discuss these matters in more detail, please call me at (301) 656-1024.

Sincerely,

ASSET CAPITAL CORPORATION, INC.

By:	/s/ Barry E. Johnson

Barry E. Johnson Chief Financial Officer, Treasurer and Secretary